SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM N-8F
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT
COMPANIES
I. General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);
☑	Merger

☐	Liquidation

☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)
2.	Name of fund: INTRUST Funds Trust

3.	Securities and Exchange Commission File No: 811-07505

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☐ Initial Application ☑ Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
3435 Stelzer Road
Columbus, OH 43219
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Curtis Barnes
BISYS
100 Summer St., Ste. 1500
Boston, Massachusetts 02110
(617) 824-1200

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a, .31a-2}:
BISYS Fund Services Ohio, Inc.
100 Summer St., Ste. 1500
Boston, Massachusetts 02110
(617) 824-1200
NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
☑ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☑ Open-end ☐ Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
INTRUST Financial Services, Inc.
105 N. Main St., Box 1
Wichita, KS 67202
Galliard Capital Management, Inc.
800 LaSalle Ave., Ste. 2060
Minneapolis, MN 55479
American Beacon Advisors, Inc.
4151 Amon Carter Boulevard, MD 2450
Fort Worth, Texas 76155
Barrow, Hanley, Mewhinney & Strauss, Inc.
3232 McKinney Avenue, 15th Floor
Dallas, TX 75204

La Jolla Economics
7608 La Jolla Blvd.
La Jolla, CA 92037
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
BISYS Fund Services Limited Partnership
3435 Stelzer Road
Columbus, OH 43219
13.	If the fund is a unit investment trust (“UIT”) provide:
Not Applicable
(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes ☑ No
If Yes, for each UIT state:
Name(s):
File No.: 811-
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☑ Yes ☐ No
If Yes, state the date on which the board vote took place:
November 7, 2005
If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☑ Yes ☐ No
If Yes, state the date on which the shareholder vote took place:
February 28, 2006
If No, explain:
II. Distribution to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☑ Yes ☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions:

March 2, 2006

(b)	Were the distributions made on the basis of net assets?
☑ Yes ☐ No
(c)	Were the distributions made pro rata based on share ownership?
☑ Yes ☐ No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Were any distributions to shareholders made in kind?
☐ Yes ☐ No ☑ Not Applicable
If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only: Has the fund issued senior securities?
☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund’s shareholders?
☑ Yes ☐ No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐ Yes ☑ No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III. Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)
☐ Yes ☑ No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?
☐ Yes ☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☑ Yes ☐ No
If Yes,
(a) Describe the type and amount of each debt or other liability:
The amount and type of each debt or liability relates to the accrued expenses that are payable at the time of the transaction. These expenses only relate to the general operations of the Trust.

(b)	How does the fund intend to pay these outstanding debts or other liabilities? The Trust has accrued the expenses and intends to pay the expenses once part of the new entity.
IV. Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $292,860

(ii)	Accounting expenses: InTrust portion — $10,000

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above): $302,860
(b)	How were those expenses allocated? No allocation to the Trust.

(c)	Who paid the expenses? Expenses incurred in connection with the Merger were paid by the Advisor.
(d)	How did the fund pay for unamortized expenses (if any)? There were none.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes ☑ No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes ☑ No
If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes ☑ No

If Yes, describe the nature and extent of those activities:
VI. Mergers Only

26.	(a)	State the name of the fund surviving the Merger:
American Independence Funds Trust
(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-21757

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

N-14/A filed February 15, 2006, file #333-131053

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
     The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of the INTRUST Funds Trust, (ii) he is the Attorney-in-fact of the INTRUST Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

By:	/s/ Curtis Barnes
Curtis Barnes Secretary, INTRUST Funds Trust